UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160007

DIVISION OF
CORPORATION FINANCE

December 28, 2016

Wayne A. Wirtz
AT&T Inc.
wayne.wirtz@att.com

Re: AT&T Inc.
Incoming letter dated December 13, 2016

Dear Mr. Wirtz:

This is in response to your letter dated December 13, 2016 concerning the shareholder proposal submitted to AT&T by Susan Schindler. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Susan Schindler
FISMA & OMB Memorandum M-07-16

December 28, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 13, 2016

The proposal would have the company provide free, advanced tools that automatically identify and block unwanted autodialed calls to all of its phone customers, including landline, U-Verse and wireless users, at no cost, within a reasonable time.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to AT&T's ordinary business operations. In this regard, we note that the proposal relates to the products and services that the company should offer to its customers. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Wayne Wirtz
Vice President, Associate
General Counsel, and
Assistant Secretary

AT&T Inc.
One AT&T Plaza
208 S. Akard Street
Dallas, TX 75202

T: 214.757.3344
F: 214.746.2273
wayne.wirtz@att.com

1934 Act/Rule 14a-8

December 13, 2016

By email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2017 AT&T Inc. Annual Meeting of Shareholders
Notice of Intent to Omit Shareholder Proposal of Susan Schindler Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, AT&T Inc. ("AT&T" or the "Company") hereby notifies the Staff of the Division of Corporation Finance of its intention to exclude a shareholder proposal (the "Proposal") submitted by Susan Schindler (the "Proponent") from its proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials") because the Proposal relates to the Company's ordinary business operations. Specifically, the Proposal seeks to micro-manage AT&T's business by mandating changes to the products and services that AT&T offers to its customers.

This letter, together with the Proposal and the related correspondence, are being submitted to the Staff via e-mail in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponent advising her of AT&T's intention to omit the Proposal from its 2017 Proxy Materials.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that, if she elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence must be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and *Staff Legal Bulletin 14D* (Nov. 7, 2008).

I. The Proposal

On November 10, 2016, Susan Schindler submitted the Proposal and a cover letter to the Company, which were received on November 11, 2016. The cover letter and Proposal, including a resolution and supporting statement, are attached as *Exhibit A*. The resolution reads as follows:

AT&T should provide free, advanced tools that automatically identify and block unwanted autodialed calls to all of its phone customers, including landline, U-Verse, and wireless users, at no cost, within a reasonable time.

II. Background

The Robocall Strike Force, mentioned by the Proponent, was recently convened to bring together representatives from across the industry, including AT&T, to develop a comprehensive approach to unwanted and illegal robocalls. Key conclusions from the Robocall Strike Force report, delivered to the FCC on October 26, include the need to address robocalls at their roots, by identifying and locating the perpetrators of illegal calls so as to enable law enforcement to take effective action and accelerating efforts to authenticate the identity of incoming callers through advanced technology for future use by telecommunications carriers. We expect the activities of the Robocall Strike Force to continue under the leadership of industry associations, including USTA and CTIA, as the industry seeks to identify and implement solutions in a coordinated approach.

AT&T has also worked independently and with law enforcement to block millions of illegal robocalls from ever reaching our customers and is contributing to a number of significant industry initiatives to develop technology standards and to help trace illegal robocalls back to their source. In addition, AT&T is developing tools to identify and block unwanted and illegal robocalls for our customers on IP-based calling services, although, as the Robocall Strike Force report illuminates, addressing illegal and unwanted robocalls will require more than individual carrier initiatives.

III. The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission identified two central considerations underlying the rule: (1) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

AT&T is a provider of telecommunications services in the United States and globally, offering its services and products to consumers, businesses and other providers of telecommunications services worldwide. The services and products that AT&T offers vary by market and include: wireless communications, data/broadband and Internet services, video, local exchange services, long-distance services, telecommunications equipment, managed networking, and wholesale services. However, the development and deployment of any product and service, the specific technology used, and the price of such products and services are operational matters that AT&T's management deals with in the ordinary course of business after considering the needs of its customers, the market and the business.

A. The Proposal Relates to the Development of a Specific Technology

The Proposal requests that AT&T provide "advanced tools that automatically identify and block unwanted autodialed calls to all of its phone customers", and notes in the supporting statement that such "technology has been available to consumers in Canada for years." By referencing the specific type of technology used in Canada and asking AT&T to implement the same technology, the Proposal delves into the development of a specific technology for robocall-blocking and seeks to micromanage AT&T's business to such a degree that exclusion of the Proposal is warranted.

The Staff has long agreed that proposals seeking to regulate a company's choice of technologies implicate ordinary business matters and are therefore excludable under Rule 14a-8(i)(7). In *Marriott International, Inc.* (Mar. 17, 2010), the company sought to exclude a proposal requiring the installation of showerheads that deliver no more than 1.6 gallons per minute of flow in several test properties. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(7), stating that "the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." The Staff also noted that "the proposal would require the company to test specific technologies that may be used to reduce energy consumption." More recently, the Staff concurred in our exclusion of a proposal relating to the technology used in AT&T's set-top boxes, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under Rule 14a-8(i)(7)." *AT&T Inc.* (Feb. 13, 2012). The Staff has reached this conclusion in a number of other similar cases. *See CSX Corporation* (Jan. 24, 2011) (concurring in the exclusion of a proposal requesting the company to develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient power conversion system based on fuel cell power as relating to "a company's choice of technology for use in its operations"); and *WPS Resources Corp.* (Feb. 16, 2001) (concurring in the exclusion of a proposal requesting the company to develop some or all of eight specified technology initiatives (including "deploying small-scale cogeneration technologies" to "improve the overall energy efficiency of private and public sector building customers") because the proposal related to "the choice of technologies").

Like the proposals at issue in each of *Marriott International*, *AT&T*, *CSX* and *WPS Resources*, this Proposal seeks to micromanage AT&T's business by requiring it to develop and deploy a specific technology, namely, "advanced tools that automatically identify and block unwanted autodialed calls" for all customers. The decision to implement a specific technology to protect consumers from unwanted calls and the type of technology that AT&T chooses to implement are complex matters that are best addressed by management of the Company. As such, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

B. The Proposal Relates to the Products and Services that AT&T Offers to its Customers

The Proposal is also excludable as relating to the Company's ordinary business operations because it relates to the products and services that AT&T offers to its customers and specifies the customers to whom those products and services are to be offered ("all of its phone customers, including landline, U-Verse, and wireless users").

In numerous letters, the Staff has taken the position that proposals relating to products and services offered for sale are excludable on ordinary business grounds. For example, in *Pepco Holdings, Inc.* (Feb. 18, 2011), a proposal requested that the company pursue and implement a new business activity of marketing third-party solar providers on the company's website and providing financing to customers to install solar systems. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decisions regarding the business activities in which it chooses to engage. The Staff concurred in exclusion under Rule 14a-8(i)(7) on ordinary business grounds and noted that "[p]roposals concerning the sale of particular products and services are generally excludable under Rule 14a-8(i)(7)." *See also Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (concurring in the exclusion of a proposal that related to the company's decision to offer specific lending products and services to its customers); *Wal-mart Stores, Inc.* (*Trinity*) (Mar. 20, 2014) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that a committee of the company's board of directors be charged with oversight of the company's policies and standards for determining whether or not to sell certain products); *Wal-mart Stores, Inc.* (*Albert*) (Mar. 30, 2010) (concurring in the exclusion of a proposal requiring that all company stores stock certain amounts of locally produced and packaged food); *Wal-mart Stores, Inc.* (*Porter*) (Mar. 26, 2010) (concurring in the exclusion of a proposal requesting a policy that all products and services offered for sale in the U.S. be manufactured or produced in the U.S.); and *The Procter & Gamble Company* (Jul. 15, 2009) (concurring in the exclusion of a proposal requesting the company to cease making cat-kibble).

Whether AT&T should decide to develop and offer to all its customers a new technology to block autodialed calls requires not only careful and detailed consideration of a host of complex technological, operational and regulatory issues but also strategic business decisions about "the projected benefits and the potential risks, as well as consideration of the many alternative opportunities available to the company," a task that is fundamental to management's ability to conduct its business in the ordinary course. *See Pepco Holdings, Inc.* (Feb. 18, 2011).

C. The Proposal Relates to the Prices AT&T Charges for its Products

The Staff has repeatedly concurred in the view that the price a company charges for its products is a business decision that is directly related to the day-to-day management of a company and that shareholder proposals relating to product pricing are therefore excludable pursuant to Rule 14a-8(i)(7). *See, e.g., Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (concurring in the exclusion of a proposal requesting "an assessment of risks arising from the levels of rent and capital expenditures set by the company," noting that "[p]roposals concerning rental pricing policies are generally excludable under rule 14-8(i)(7) because the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Western Union Co.* (Mar. 7, 2007) (concurring in the exclusion of a proposal requesting the board of directors to "review the effect of the company's remittance practices on the communities served, compare the company's fees, exchange rates, and pricing structures with other companies in the industry, evaluate the company's community reinvestment and corporate giving practices relative to its competitors, and report to shareholders," noting that the proposal related to the company's ordinary business operations — "i.e., the prices charged by the company"); and *NiSource Inc.* (Feb. 22, 2007) (same).[1]

Here, the Proponent's resolution begins by requesting, "AT&T should provide free advanced tools" to block robocalls. Again, at the end of the resolution, the Proponent emphasizes that the service is to be provided "at no cost." By establishing the pricing of the tools (at "no cost"), the Proposal is attempting to micro-manage the Company by delving into a fundamental business function where shareholders are not in a position to make an informed judgment. Decisions as to the price (or lack thereof) of AT&T's products and services, similar to the decision about <u>which</u> products and services that the Company should offer, is a matter that is best addressed by the Company's management, and is therefore an ordinary business matter that is not best suited to management by shareholders.

* * * * *

[1] We are aware that the Staff has not concurred in the exclusion of proposals involving the pricing policies for specialty pharmaceutical products as such proposals focus on a company's "fundamental business strategy" with respect to its pricing policies for pharmaceutical products, as opposed to the company's ordinary business conduct. *See, e.g., Celgene Corporation* (Mar. 19, 2015); *Vertex Pharmaceuticals* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (same); and *Eli Lilly & Co.* (Feb. 25, 1993) (in disagreeing with exclusion, the Staff noted that "the proposal, which relates to the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products, involves issues that are *beyond* matters of the [c]ompany's ordinary business operations") (emphasis added). Here, the Proponent is not requesting a change to AT&T's fundamental business strategy, but rather, is requesting that an additional product be offered to its customers at no cost.

Based upon the foregoing analysis, we request that the Staff concur that the Company may properly exclude the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at ww0118@att.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (214) 757-3344.

Yours truly,

Wayne A. Wirtz

Enclosures

cc: Susan Schindler

Exhibit A

FISMA & OMB Memorandum M-07-16

November 10, 2016

RECEIVED

NOV 11 2016

CORPORATE SECRETARY'S OFFICE

Stacey Maris
Senior Vice President and Secretary
AT&T, Inc.
208 S. Akard Street
Suite 3241
Dallas, Texas 75202

Re: Shareholder proposal for 2017 AGM

Dear Ms. Maris,

Enclosed, please see the shareholder proposal to be included in the proxy materials for the 2017 Annual Meeting (AGM), under the authority of Section 14a-8 of the Securities Exchange Act of 1934. I have continuously held shares in AT&T stock worth at least $2,000 for at least a year from the date of this filing. Furthermore, I will hold these shares through the 2017 AGM. Either I or a representative will attend the AGM in order to move the resolution. In addition, I am represented by Maureen Mahoney of Consumers Union in this filing.

My original holdings were purchased many years ago, prior to the split in the old AT&T. I subsequently enrolled them in the AT&T DirectService Investment program, which is administered by Computershare Investor Services. I've included a recent statement from Computershare. Additionally, I've contacted Computershare and requested a letter of confirmation of my AT&T holdings. I will forward this letter as soon as Computershare Investor Services provides it to me.

The resolution proposes that AT&T provide all of their phone customers with free, advanced tools to stop robocalls. Despite the Do Not Call list and other important legal limitations on unwanted calls and robocalls, consumers continue to be bombarded with billions of robocalls a month. Too often, these calls are used to peddle scams to the most vulnerable consumers. Moreover, relentless robocalls interfere with the quality of telephone service provided, oftentimes making it difficult to place or receive important calls.

This resolution serves an important public interest, and I urge you to include it in proxy materials. Please confirm that you have received this proposal by contacting me at ***FISMA & OMB Memorandum M-07-16*** or ***FISMA & OMB Memorandum M-07-16***.

Thanks very much for your help.

Sincerely,

Susan Schindler

Susan Schindler

RESOLVED: AT&T should provide free, advanced tools that automatically identify and block unwanted autodialed calls to all of its phone customers, including landline, U-Verse, and wireless users, at no cost, within a reasonable time.

SUPPORTING STATEMENTS: AT&T's customers deserve relief from the unwanted robocalls that interfere with their privacy and are often used by scammers to target potential victims. According to the call-blocking service YouMail, an estimated 2.6 billion robocalls were sent in the United States in September 2016, which is more than double the number placed the year before. These calls significantly undermine the quality of phone service received by AT&T's customers. They can tie up phone lines and make it difficult for customers to place or receive important calls. In addition, they can be costly for consumers: Americans lost an estimated $350 million to phone scams in 2011.

As a result, robocalls have become a top consumer concern. Senator Claire McCaskill has referred to unwanted calls as the "the biggest consumer problem in the country." Attorneys general of forty-four states and the District of Columbia have called on the top phone companies, including AT&T, to provide call-blocking technology to their customers. And Sen. Charles Schumer (D-NY) and Rep. Jackie Speier (D-CA) have introduced the ROBOCOP Act, requiring phone companies to offer free, optional call-blocking tools to their customers. This bill has been endorsed by 24 other lawmakers in the House and Senate.

The FCC, too, has put pressure on the phone companies to offer robocall-blocking tools. In July, FCC Chairman Tom Wheeler urged AT&T, along with several other phone companies, to offer "robust call blocking" to their customers at no cost. In response, and at Chairman Wheeler's request, AT&T has led the "Robocall Strike Force" - an industry-wide group dedicated to addressing the robocall problem. However, despite Chairman Wheeler's request, and nearly 750,000 calls, emails, and petition signatures from consumers supporting Consumers Union's End Robocalls campaign, AT&T and the Strike Force have failed to make a commitment to offer their customers free, robust call-blocking tools.

AT&T does not offer advanced call-blocking services that automatically identify and screen unwanted robocalls. However, this type of technology has been available to consumers in Canada for years. A recent evaluation by Consumer Reports found that AT&T's robocall-blocking options fail to offer adequate protection to their customers, especially for those with traditional landline and wireless plans. In addition, a poll released by Consumer Reports in September found that 53% of AT&T customers would switch their phone service to companies that offered effective solutions to block unwanted calls. It is clear that AT&T should immediately extend to all of their customers free, effective robocall-blocking tools.

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FISMA & OMB Memorandum M-07-16